

September 15, 2010

Mr. Gabriel Jaramillo
Chief Executive Officer
Santander Holdings USA, Inc.
75 State Street, 5th Floor
Boston, Massachusetts 02109

     Re: **Santander Holdings USA, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2009
             Form 10-K/A for the Fiscal Year Ended December 31, 2009
             Form 10-Q for the quarter ended June 30, 2010
             File No. 001-16581

Dear Mr. Jaramillo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 9A – Controls and Procedures, page 97

1. Please provide to us and disclose in future filings the disclosure required by Item 308(a)(4) of Regulation S-K.

Executive Officers of SHUSA, page 98

2.   Please revise to clarify what you mean when you disclose that Patrick J. Sullivan was President and CEO of "Massachusetts and New Hampshire."

Item 11 – Executive Compensation

Compensation Discussion and Analysis, page 99

3.   Please tell us briefly how compensation decisions have been and will be made for 2010.

4.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis of your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Our Equity Compensation Plans, page 112

5.   We note that your compensation disclosure includes information with respect to certain equity incentive compensation plans that are no longer in effect.   For each plan discussed, please revise to specifically state the date, if any, that the plan expired.

Description of Employment Related Agreements, page 119

6.   Please confirm the date of the letter agreement with Nuno Matos.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Erin Magnor at (202) 551-3454 or me at (202) 551-3234 with any other questions.

Sincerely,

Eric Envall
Attorney